SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	August, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                          No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 12, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                Press Release

Robert E. Brown to retire as President and CEO of CAE, Marc Parent to succeed him

Montreal, August 12, 2009 – (NYSE: CAE; TSX: CAE) – CAE today announced that Robert E. Brown, CAE’s President and CEO, will retire on September 30, 2009 and Marc Parent, CAE’s Executive Vice President and Chief Operating Officer will succeed Mr. Brown as President and CEO at that time. Mr. Brown will continue as an advisor until the end of December 2009.

“Bob Brown has brought financial discipline, healthy governance and strong growth to CAE. He has made diversification a strategic priority and CAE is now well positioned and enjoys the benefits of a strong balance sheet and a well balanced portfolio among markets, products, services and regions. On behalf of the Board, I want to thank him for his strong leadership,” said Lynton R. Wilson, CAE’s Chairman of the Board. “After a thorough selection process, the Board has appointed Marc Parent as his successor. Marc is an outstanding leader with a proven performance record. He has been a key player in CAE’s success over the past four and half years and we are convinced he is the best choice, especially during this challenging environment.”

Robert E. Brown became President and CEO of CAE on August 12, 2004. Under his leadership, CAE’s annual revenue grew 77 percent from C$938.4 million in fiscal 2004 to C$1.7 billion in fiscal 2009. During the same period, net debt decreased 46 percent from C$530 million to $285 million and backlog increased by 39 percent to a record C$3 billion. Despite the economic downturn, CAE’s workforce grew to more than 6,500 employees which is 1,500 more than at the beginning of Mr. Brown’s mandate. CAE leads the world in the sale of full-flight simulators and has become the world’s largest commercial aviation training company and the second largest in business aviation training. Its military business garnered record-breaking orders and continued to expand its operations and customer base. Under Mr. Brown’s leadership CAE invested heavily in innovation and launched more than C$1.6 billion in R&D projects.

“I would like to thank CAE’s employees as well the management team for the quality of their work and their dedication. They have made my five years at CAE extremely rewarding,” said Mr. Brown. “I am confident that Marc and his team will continue to lead CAE to new levels of success. He already has responsibility for all of CAE’s business segments and has done an excellent job in achieving superior results.”

“I am privileged to follow in Mr. Brown’s footsteps,” said Mr. Parent. “I am also proud to work with the men and women of CAE who are the best in the world in their field. Together we will continue to grow our company by leading in our core markets, listening to our customers, leveraging our core competencies in other industries and investing in innovation.”

Marc Parent joined CAE in February 2005 as Group President, Simulation Products, responsible for two of CAE’s businesses: the design and manufacture of simulation products for the civil and military markets. His role was expanded in May 2006, when he was appointed Group President, Simulation Products and Military Training & Services. He was promoted to Executive Vice President and Chief Operating Officer in November 2008 and became responsible for all four of CAE’s segments as well as the new growth initiatives. He also became a member of CAE’s Board of Directors in November 2008.

Mr. Parent, who has 25 years of experience in the aerospace industry, began his career at Bombardier Aerospace where he held senior positions of increasing responsibility in engineering, management, product development and operations at Bombardier’s facilities in Montréal, Toronto, Wichita and Tucson. In 1999, Mr. Parent was honoured as one of “Canada’s Top 40 under 40” leaders.

Mr. Parent is Chairman of the Board of Directors of Aéro Montréal, Montréal’s aerospace cluster. He is also Vice-Chairman of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and a member of the Board of Directors of the Canadian Association of Defence and Security Industries (CADSI).

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs more than 6,500 people at more than 90 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

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CAE contacts:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, +1-514-734-5788, nathalie.bourque@cae.com

Investor relations: Andrew Arnovitz, Vice President, Investor Relations and Strategy, +1-514-734-5760, andrew.arnovitz@cae.com